UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. )*

Aviat Networks, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05366Y102
(CUSIP Number)

March 24, 2016
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 05366Y102	13G	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Julian D. Singer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,175,473
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,175,473
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,175,473[1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%[2]
12.	TYPE OF REPORTING PERSON IN

1 Mr. Singer is a member of a “group” pursuant to rule/section Rule 13d-5(b)(1) with the other Reporting Persons listed in this Schedule 13G. As a consequence, Mr. Singer may be deemed to beneficially own 3,982,973 shares of Common Stock (representing the aggregate number of shares of Common Stock held by all members of the “group”).

[2] The percentages reported in this Schedule 13G are based upon 63,016,873 shares of Common Stock outstanding as of February 2, 2016 (according to the Form 10-Q filed by the issuer on February 10, 2016).

Mr. Singer is a member of a “group” pursuant to rule/section 13d-5(b)(1) with the other Reporting Persons listed in this Schedule 13G. As a consequence, Mr. Singer may be deemed to beneficially own 6.3% of the outstanding shares of Common Stock (representing the aggregate percentage of shares of Common Stock held by all members of the “group”).

Cusip No. 05366Y102	13G	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David S. Oros
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 600,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 600,0000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000[3]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%[4]
12.	TYPE OF REPORTING PERSON IN

3 Mr. Oros is a member of a “group” pursuant to rule/section Rule 13d-5(b)(1) with the other Reporting Persons listed in this Schedule 13G. As a consequence, Mr. Oros may be deemed to beneficially own 3,982,973 shares of Common Stock (representing the aggregate number of shares of Common Stock held by all members of the “group”).

[4] The percentages reported in this Schedule 13G are based upon 63,016,873 shares of Common Stock outstanding as of February 2, 2016 (according to the Form 10-Q filed by the issuer on February 10, 2016).

Mr. Oros is a member of a “group” pursuant to rule/section 13d-5(b)(1) with the other Reporting Persons listed in this Schedule 13G. As a consequence, Mr. Oros may be deemed to beneficially own 6.3% of the outstanding shares of Common Stock (representing the aggregate percentage of shares of Common Stock held by all members of the “group”).

Cusip No. 05366Y102	13G	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John H. Burke
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 207,500
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 207,500
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,500[5]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%[6]
12.	TYPE OF REPORTING PERSON IN

5 Mr. Burke is a member of a “group” pursuant to rule/section Rule 13d-5(b)(1) with the other Reporting Persons listed in this Schedule 13G. As a consequence, Mr. Burke may be deemed to beneficially own 3,982,973 shares of Common Stock (representing the aggregate number of shares of Common Stock held by all members of the “group”).

[6] The percentages reported in this Schedule 13G are based upon 63,016,873 shares of Common Stock outstanding as of February 2, 2016 (according to the Form 10-Q filed by the issuer on February 10, 2016).

Mr. Burke is a member of a “group” pursuant to rule/section 13d-5(b)(1) with the other Reporting Persons listed in this Schedule 13G. As a consequence, Mr. Burke may be deemed to beneficially own 6.3% of the outstanding shares of Common Stock (representing the aggregate percentage of shares of Common Stock held by all members of the “group”).

Cusip No. 05366Y102	13G	Page 5 of 9 Pages

Item 1(a)	Name of Issuer
Aviat Networks, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices
5200 Great America Parkway, Santa Clara, California 95054

Item 2(a)	Name of Person Filing
This Schedule 13G is being filed by Julian D. Singer (“Mr. Singer”), David S. Oros (“Mr. Oros”) and John H. Burke (collectively, with Mr. Singer and Mr. Oros, the “Reporting Persons”).
The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).
Item 2(b)	Address of Principal Business Office
The address of the principal business office of each of the Reporting Persons is:
Julian D. Singer
2200 Fletcher Avenue
Suite 501
Fort Lee, NJ 07024
David S. Oros
702 W. Lake Avenue
Baltimore, MD 21210
John H. Burke
184 Alamo Square Drive
Alamo, CA 94507
Item 2(c)	Citizenship
Mr. Singer, Mr. Oros and Mr. Burke are U.S. citizens.

Item 2(d)	Title of Class of Securities
Common Stock
Item 2(e)	CUSIP Number
05366Y102
Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a) [__] Broker or dealer registered under Section 15 of the Exchange Act;
(b) [__] Bank as defined in Section 3(a)(6) of the Exchange Act;
(c) [__] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

Cusip No. 05366Y102	13G	Page 6 of 9 Pages

	(d)	[__]	Investment company registered under Section 8 of the Investment Company Act;
	(e)	[__]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[__]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[__]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[__]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[__]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	[__]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.
Item 4	Ownership
	A.	Mr. Singer has sole voting and dispositive power with respect to 3,175,473 of the reported securities as the managing member of JDS1, LLC.

		(a)	3,175,473
		(b)	5.0%
		(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: 3,175,473
(ii) shared power to vote or to direct the vote: 0
(iii) sole power to dispose or to direct the disposition of: 3,175,473
(iv) shared power to dispose or to direct the disposition of: 0

Cusip No. 05366Y102	13G	Page 7 of 9 Pages

	B.	Mr. Oros has sole voting and dispositive power with respect to 600,000 of the reported securities.

		(a)	600,000
		(b)	1.0%
		(c)	Number of shares as to which such person has:
			(i)	sole power to vote or to direct the vote: 600,000
			(ii)	shared power to vote or to direct the vote: 0
			(iii)	sole power to dispose or to direct the disposition of: 600,000
			(iv)	shared power to dispose or to direct the disposition of: 0
	C.	Mr. Burke has sole voting and dispositive power with respect to 207,500 of the reported securities.

		(a)	207,500
		(b)	0.3%
		(c)	Number of shares as to which such person has:
			(i)	sole power to vote or to direct the vote: 207,500
			(ii)	shared power to vote or to direct the vote: 0
			(iii)	sole power to dispose or to direct the disposition of: 207,500
			(iv)	shared power to dispose or to direct the disposition of: 0
Item 5	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Persons other than Mr. Oros and Mr. Burke have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities beneficially owned by Mr. Oros and Mr. Burke, respectively.

Cusip No. 05366Y102	13G	Page 8 of 9 Pages

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable

Item 8	Identification and Classification of Members of the Group
See Item 2 above

Item 9	Notice of Dissolution of Group
Not Applicable

Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 05366Y102	13G	Page 9 of 9 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 28th day of March, 2016.

JDS1, LLC By: /s/ Julian D. Singer Name: Julian D. Singer Title: Managing Member	David S. Oros By: /s/ David S. Oros
John H. Burke By: /s/ John H. Burke